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                               FILED BY: GSLI CORP

                        PURSUANT TO RULE 165 AND RULE 425
                  UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                    AND DEEMED FILED PURSUANT TO RULE 14a-12
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

                       SUBJECT COMPANY: GSI LUMONICS INC.
                         COMMISSION FILE NO.: 000-25705


                     GSI LUMONICS INC. ANNOUNCES CHANGES TO
                 SCHEDULING OF SPECIAL MEETING OF SHAREHOLDERS



     BILLERICA, MASSACHUSETTS (JUNE 27, 2003): GSI Lumonics Inc. (NASDAQ: GSLI and TSX: LSI) today announced that a special meeting of its shareholders, originally scheduled to be held on Thursday, July 24, 2003, will now be held at 10:00 a.m. on Monday, August 4, 2003 at the Renaissance Bedford Hotel in Bedford, Massachusetts.

     At the meeting, shareholders and optionholders will be asked to consider the approval of a plan of arrangement, the principal effect of which will be to restructure the Company as a publicly traded United States domiciled corporation. Detailed information on the plan of arrangement, including the applicable reasons, mechanics, effects and risks associated therewith, is contained in the registration statement on Form S-4 filed by GSLI Corp, the Company's wholly-owned subsidiary, with the Securities and Exchange Commission. Shareholders and optionholders wishing to do so may obtain a copy of GSLI Corp's Form S-4 and any amendments thereto at http://www.sec.gov/.


FORWARD-LOOKING STATEMENTS

     To the extent this news release discusses financial projections, information or expectations about GSI Lumonics Inc., proposed transactions, products or markets, or otherwise makes statements about the future, such statements are forward looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from the statements made. The factors include the fact that GSI Lumonics Inc.'s sales have been and are expected to continue to be dependent upon customer capital equipment expenditures, which are, in turn, affected by business cycles in the markets served by those customers. Other factors include volatility in the semiconductor industry, the risk of order delays and cancellations, the risk of delays by customers in introducing their new products and market acceptance of products incorporating subsystems supplied by GSI Lumonics Inc., similar risks to GSI Lumonics Inc. of delays in its new products, its ability to continue to reduce costs and capital expenditures, its ability to focus R&D investment, the risk that the proposed arrangement will not be completed and the other risks associated therewith, including risks detailed in GSI Lumonics Inc.'s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and GSLI Corp's Registration Statement on Form S-4.


ADDITIONAL INFORMATION ABOUT THE ARRANGEMENT AND WHERE TO FIND IT

     GSLI Corp has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 and other documents regarding the proposed arrangement referenced in this news release. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities of GSLI Corp. Shareholders of GSI Lumonics Inc. are urged to read the registration statement because it contains important information, including detailed risk factors relating to the proposed arrangement, not contained in this news release. A definitive proxy circular-prospectus will be sent to shareholders of GSI Lumonics Inc. seeking their approval of the proposed arrangement. Shareholders may obtain free copies of the registration statement, the proxy circular-prospectus (when it becomes available) and other documents filed by GSLI Corp with the Securities and Exchange Commission on the Internet at http://www.sec.gov. The registration statement, the proxy circular-prospectus and these other documents

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may also be obtained by shareholders without charge by directing a request to
GSI Lumonics Inc., 39 Manning Road, Billerica, Massachusetts, 01821, Attn:
Investor Relations.


PARTICIPANTS IN SOLICITATION

     GSI Lumonics Inc., GSLI Corp and their respective directors, executive officers and other members of management and employees may be participating in the solicitation of proxies from shareholders of GSI Lumonics Inc. in connection with the proposed arrangement. Information concerning GSI Lumonics Inc.'s and GSLI Corp's participants in the solicitation is set forth in GSI Lumonics Inc.'s management proxy circular for the special meeting of shareholders, which is a part of the Registration Statement on Form S-4 filed by GSLI Corp with the Securities and Exchange Commission. Certain directors and executive officers of GSI Lumonics Inc. and GSLI Corp may have direct or indirect interests in the arrangement due to securities holdings, vesting of options and pre-existing or future indemnification arrangements. Additional information regarding GSI Lumonics Inc., GSLI Corp and the interests of their respective directors and executive officers in the arrangement is contained in the proxy circular-prospectus which, as noted above, is a part of GSLI Corp's Registration Statement on Form S-4.


ABOUT GSI LUMONICS INC.

     GSI Lumonics Inc. supplies precision motion control components, lasers and laser-based advanced manufacturing systems to the global medical, semiconductor, electronics and industrial markets. Its common shares are listed on The NASDAQ Stock Market(R) (GSLI) and the Toronto Stock Exchange (LSI). The Company's Internet website address is http://www.gsilumonics.com/.

     For more information, please contact:

         Thomas R. Swain
         GSI Lumonics Inc.
         (978) 439-5511, ext. 6102